                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (AMENDMENT NO. 2)*




                         AMERIQUEST TECHNOLOGIES, INC.
-------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   03070P 10-3
                                 --------------
                                 (CUSIP Number)


                           LISTEN GROUP PARTNERS, LLC
                                C/O JON D. JENSEN
                          AMERIQUEST TECHNOLOGIES, INC.
                               2465 MARYLAND ROAD
                        WILLOW GROVE, PENNSYLVANIA 19080
-------------------------------------------------------------------------------
      (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)


                                 JULY 31, 2001
-------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and give copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 7 pages)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 03070P 10-3               AMENDMENT NO. 2 TO SCHEDULE 13D

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1       NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

             LISTEN GROUP PARTNERS, LLC (23-2966874)
-----------------------------------------------------------------------------------------------------

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                               (a) [ ]
                                                                                        (b) [ ]
-----------------------------------------------------------------------------------------------------

3       SEC USE ONLY
-----------------------------------------------------------------------------------------------------

        SOURCE OF FUNDS*
4            AF
-----------------------------------------------------------------------------------------------------

5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
        2(d) or 2(e) [ ]
-----------------------------------------------------------------------------------------------------

6       CITIZENSHIP OR PLACE OF ORGANIZATION
             DELAWARE
-----------------------------------------------------------------------------------------------------

                   7    SOLE VOTING POWER
NUMBER                      31,179,878 SHARES
                  -----------------------------------------------------------------------------------
OF SHARES
                   8    SHARED VOTING POWER
BENEFICIALLY                 0 SHARES
                  -----------------------------------------------------------------------------------
OWNED
                   9    SOLE DISPOSITIVE POWER
BY EACH                      31,179,878 SHARES
                  -----------------------------------------------------------------------------------
REPORTING
                   10   SHARED DISPOSITIVE POWER
PERSON WITH                  0 SHARES
-----------------------------------------------------------------------------------------------------

11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             31,179,878 SHARES
-----------------------------------------------------------------------------------------------------

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*            [ ]
-----------------------------------------------------------------------------------------------------

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             46%
-----------------------------------------------------------------------------------------------------

14      TYPE OF REPORTING PERSON*
             OO
-----------------------------------------------------------------------------------------------------

CUSIP NO. 03070P 10-3               AMENDMENT NO. 2 TO SCHEDULE 13D

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!!

CUSIP NO. 03070P 10-3               AMENDMENT NO. 2 TO SCHEDULE 13D


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1       NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

             ALEXANDER C. KRAMER
-----------------------------------------------------------------------------------------------------

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                               (a) [ ]
                                                                                        (b) [ ]
-----------------------------------------------------------------------------------------------------

3       SEC USE ONLY
-----------------------------------------------------------------------------------------------------

4       SOURCE OF FUNDS*
             PF
-----------------------------------------------------------------------------------------------------

5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
        2(d) or 2(e) [ ]

-----------------------------------------------------------------------------------------------------

6       CITIZENSHIP OR PLACE OF ORGANIZATION
             PENNSYLVANIA

-----------------------------------------------------------------------------------------------------

                   7    SOLE VOTING POWER
NUMBER                       480,000
                   ----------------------------------------------------------------------------------
OF SHARES
                   8    SHARED VOTING POWER
BENEFICIALLY                 31,179,878 SHARES
                   ----------------------------------------------------------------------------------
OWNED
                   9    SOLE DISPOSITIVE POWER
BY EACH                      480,000
                   ----------------------------------------------------------------------------------
REPORTING
                   10   SHARED DISPOSITIVE POWER
PERSON WITH                  31,179,878 SHARES

-----------------------------------------------------------------------------------------------------

11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             31,659,878 SHARES
-----------------------------------------------------------------------------------------------------

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*            [ ]
-----------------------------------------------------------------------------------------------------

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             47%
-----------------------------------------------------------------------------------------------------

14      TYPE OF REPORTING PERSON*
             IN
-----------------------------------------------------------------------------------------------------

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!!

CUSIP NO. 03070P 10-3               AMENDMENT NO. 2 TO SCHEDULE 13D


-----------------------------------------------------------------------------------------------------

1       NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

             JON D. JENSEN

-----------------------------------------------------------------------------------------------------
        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                               (a) [ ]
2                                                                                       (b) [ ]

-----------------------------------------------------------------------------------------------------
3       SEC USE ONLY

-----------------------------------------------------------------------------------------------------
        SOURCE OF FUNDS*
4            PF

-----------------------------------------------------------------------------------------------------
        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
5       2(d) or 2(e) [ ]

-----------------------------------------------------------------------------------------------------
        CITIZENSHIP OR PLACE OF ORGANIZATION
6            PENNSYLVANIA


-----------------------------------------------------------------------------------------------------

NUMBER             7    SOLE VOTING POWER
                             480,000 SHARES
OF SHARES          -----------------------------------------------------------------------------------

BENEFICIALLY       8    SHARED VOTING POWER
                             31,179,878 SHARES
OWNED              -----------------------------------------------------------------------------------

BY EACH            9    SOLE DISPOSITIVE POWER
                             480,000 SHARES
REPORTING          -----------------------------------------------------------------------------------

PERSON WITH        10   SHARED DISPOSITIVE POWER
                             31,179,878 SHARES

-----------------------------------------------------------------------------------------------------

11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             31,659,878 SHARES
-----------------------------------------------------------------------------------------------------

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*            [ ]
-----------------------------------------------------------------------------------------------------

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             47%
-----------------------------------------------------------------------------------------------------

14      TYPE OF REPORTING PERSON*
             IN
-----------------------------------------------------------------------------------------------------

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!!

CUSIP NO. 03070P 10-3               AMENDMENT NO. 2 TO SCHEDULE 13D



               Reference is made to Schedule 13D previously filed under date of July 28, 1998 by Listen Group Partners, LLC, a Delaware limited liability company ("Listen Group"), Alexander C. Kramer and Jon D. Jensen (collectively, the "Filing Persons"), as amended by Amendment No. 1 to Schedule 13D previously filed under date of September 11, 1998 by the Filing Persons (as amended, the "Schedule 13D"). This Amendment No. 2 is being filed by the Filing Persons to reflect the planned sale of up to 670,000 shares of the common stock, par value $0.01 per share (the "Common Stock"), of AmeriQuest Technologies, Inc., a Delaware corporation (the "Issuer"), with a principal address of 2465 Maryland Road, Willow Grove, Pennsylvania 19090, in a transaction satisfying the requirements of Rule 144 under the Securities Act of 1933, as amended ("Rule 144"). The Filing Persons hereby supplement and amend the Schedule 13D as follows:

ITEM 5.        INTEREST IN SECURITIES OF THE ISSUER.

               Item 5 is hereby amended as follows:

               (a) Assuming the sale of all 670,000 shares of Common Stock, Listen Group is the beneficial owner of 31,179,878 shares of Common Stock, which constitutes approximately 46% of the Common Stock outstanding as of July 31, 2001. Mr. Kramer and Mr. Jensen each own 50% of the outstanding membership units of Listen Group.

                      Assuming the sale of all 670,000 shares of Common Stock, Mr. Kramer is the beneficial owner of 31,659,878 shares of Common Stock, which constitutes approximately 47% of the Common Stock outstanding as of July 31, 2001.

                      Assuming the sale of all 670,000 shares of Common Stock, Mr. Jensen is the beneficial owner of 31,659,878 shares if Common Stock, which constitutes approximately 47% of the Common Stock outstanding as of July 31, 2001.

               (b) Listen Group has sole voting power and power to dispose of the shares of Common Stock beneficially owned by it.

                      Messrs. Kramer and Jensen each have shared voting power and shared power to dispose of the 31,179,878 shares of Common Stock held by Listen Group (assuming the sale of all 670,000 shares of Common Stock) of which each is a member. Pursuant to the Operating Agreement of Listen Group, dated as of June 1, 1998, as amended (the "Listen Group Agreement") Listen Group's members have the exclusive right to manage Listen Group's business; furthermore the Listen Group Agreement provides that the act of one or more members holding more than 50% of the Units of Listen Group shall be the act of the members.

                      Mr. Jensen has sole voting power and power to dispose of the 480,000 shares of Common Stock beneficially owned by him. Mr. Kramer has sole voting power and power to dispose of the 480,000 shares of Common Stock beneficially owned by him.

ITEM 6. CONTRACT, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

               Item 6 is hereby amended as follows:

               On July 31, 2001, Listen Group announced its intention to sale up to 670,000 shares of Common Stock in one or more transaction satisfying the requirements of Rule 144 at prevailing market prices. The proceeds of the sale will be used by the Listen Group to (i) fund a loan to the Issuer and (ii) pay taxes. The loan

CUSIP NO. 03070P 10-3               AMENDMENT NO. 2 TO SCHEDULE 13D



will bear interest at the "Applicable Federal Rate" and will be convertible at the Issuer's option into shares of Common Stock.

ITEM 7.        MATERIAL TO BE FILED AS EXHIBITS.

               None.


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
CUSIP NO. 03070P 10-3               AMENDMENT NO. 2 TO SCHEDULE 13D


                                    SIGNATURE


               We, the undersigned:

               1. Agree that this statement is filed on behalf of the undersigned.

               2. After reasonable inquiry and to the best of our knowledge and belief, certify that the information set forth in this statement is true, complete and correct.



                                             LISTEN GROUP PARTNERS, LLC


                                             By:    /s/ Jon D. Jensen
                                                    ------------------------
                                                    Jon D. Jensen
                                                    Co-President




                                                    /s/ Alexander C. Kramer
                                                    ------------------------
                                                    Alexander C. Kramer




                                                    /s/ Jon D. Jensen
                                                    ------------------------
                                                    Jon D. Jensen




Date:  July 31, 2001